Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

Posting on Hewitt website, September 7, 2010:

To:	Stockholders of Hewitt Associates, Inc.

From:	Hewitt Associates, Inc.

Subject:	Aon Merger – Voting and Election Procedures

If you are a Hewitt stockholder, you may be asked to make two important decisions during the month of September. First, you will be asked to vote at the special meeting of the Hewitt stockholders on September 20, 2010 to adopt the merger agreement between Aon and Hewitt. Second, you will be asked to elect the form of consideration (cash, Aon stock or a mix of cash and Aon stock) that you would like to receive for your Hewitt shares if the proposed merger is completed.

You will receive (or may have already received) information relating to these important decisions in several communications by mail. The materials included in those communications and the way that you should respond will vary depending on how you hold your shares of Hewitt stock: as a record holder, in “street name” through a bank or broker, or as an associate who owns Hewitt stock, through Benefits Access at Morgan Stanley Smith Barney (“MSSB”). The chart below summarizes the actions you should take based on your personal situation.

If you hold your shares of Hewitt stock in multiple ways, you will receive multiple communications relating to the proposed merger. It is important that you respond to each such communication separately. Please watch your mail for these important materials and respond promptly, and in any event, by the stated deadlines.

Action	Shares Held of Record in Paper Certificates		Shares Held in “Street Name” Through Banks or Brokers		Shares Held in MSSB Benefits Access Account
	Materials Provided	Response Required	Materials Provided	Response Required	Materials Provided	Response Required

Voting your Hewitt shares to adopt the merger agreement	Proxy statement and proxy card mailed on Aug. 19, 2010 by Computershare to all holders of record as of Aug. 16, 2010	Return completed proxy card to Computershare or submit your proxy by telephone at 800-652-8683 or online at www.investorvote.com/HEW by 1:00 a.m. EST on Sept. 20, 2010	Proxy statement and voting instructions mailed on Aug. 23, 2010 by your bank or broker	Follow instructions provided by your bank or broker[1]	Proxy statement and voting instructions mailed to plan participants by MSSB on Aug. 23, 2010	Enter your voting instructions by telephone at 800-454-8683 or online at www.proxyvote.com by 11:59 p.m. EST on Sept. 19, 2010.

Election of the form of merger consideration that you would like to receive for your Hewitt shares if the merger is completed	Election Form and Letter of Transmittal (with accompanying materials) mailed by Computershare on Aug. 19, 2010 to all holders of record as of August 16, 2010	Return completed Election Form and Letter of Transmittal (together with stock certificates or confirmation of book-entry transfer) to Computershare by 5:00 p.m. on date two business days before closing date	Instructions mailed by your bank or broker on Aug. 23, 2010	Follow instructions provided by your bank or broker[2]	Election form and instructions mailed to plan participants by MSSB on Aug. 26, 2010	Return completed election form to MSSB (by mail or fax) by 5:00 p.m. on Sept. 16, 2010

1	Hewitt employees holding their shares in “street name” in a MSSB retail brokerage account can enter their voting instructions by telephone at 800-454-8683 or online at www.proxyvote.com.
2.	Hewitt employees holding their shares in “street name” in a MSSB retail brokerage account can make their election by calling MSSB at (888) 609-3534 (toll free) or (312) 419-3264 (international).

Questions & Answers:

The joint proxy statement/prospectus mailed to Hewitt stockholders in connection with the merger contained instructions for voting your Hewitt shares to approve the proposed merger. The joint proxy statement/prospectus also contained a description of the procedures for specifying the form of merger consideration that Hewitt stockholders elect to receive for their Hewitt shares if the merger is completed. In addition, an Election and Transmittal Information Booklet has been provided to Hewitt stockholders. We urge you to read those documents thoroughly to supplement the answers provided below.

I.	Voting and Election Materials

Q:	Whom do I contact if I did not receive the communications described above or have questions relating to the merger?

A:	If you did not receive any of the communications described above, need additional copies of the proxy materials or the election materials, or if you have other questions relating to the merger, please contact Georgeson, Inc., Hewitt’s proxy solicitor, at (888) 666-2594 (toll free) or (212) 440-9800 (collect).

Q:	Why did I receive more than one set of voting materials or election materials?

A:	Some Hewitt stockholders may receive multiple sets of voting materials or election materials because they hold their shares of Hewitt stock in multiple ways. For example, some shares may be held in the form of paper certificates on the records of Hewitt’s transfer agent, Computershare Trust Company, N.A. (“Computershare”), while other shares are held in “street name” through a bank, broker or other nominee.

Q:	If I received more than one set of voting materials or election materials, do I need to submit separate proxy cards and complete separate election forms in response to each such communication?

Yes. If you received more than set of voting materials or election materials, it is important that you respond to each such communication separately. Each such communication is specific to the manner in which you hold your Hewitt shares, and each of your responses will pertain only to the shares to which such materials apply. Thus, if you received more than one set of voting materials, but respond only to one of them, some of your shares will not be voted. Similarly, if you received more than one set of election materials, but respond only to one of them, a valid election will not be made with respect to some of your shares.

II.	Merger Consideration Election Procedures

Q:	What forms of merger consideration may I elect to receive in exchange for my Hewitt shares if the merger is completed?

A:	Under the merger agreement, you may elect to receive for each of your shares of Hewitt stock the following three forms of merger consideration:

(1)	Mixed Election: a combination of 0.6362 of a share of Aon common stock and $25.61 in cash;

(2)	Cash Election: an amount of cash equal to the sum of (x) $25.61 per share and (y) the product obtained by multiplying 0.6362 by the closing volume-weighted average price of Aon common stock (rounded to four decimal points) on the NYSE for the period of ten consecutive trading days ending on the second full trading day prior to the closing date of the merger (the “Closing Aon VWAP”). The Closing Aon VWAP is calculated as (1) the sum of (A) the share price of each trade of Aon common stock during the ten trading day period multiplied by (B) the number of shares of Aon common stock traded during the ten day trading period; or

(3)	Stock Election: a number of shares of Aon common stock equal to the sum of (x) 0.6362 and (y) the quotient obtained by dividing $25.61 by the Closing Aon VWAP (such sum, the “Exchange Ratio”).

Q:	Do I have to make the same election with respect to all Hewitt shares that I own?

A.	No. You may elect to make a Mixed Election, Cash Election or Stock Election with respect to all or any portion of your Hewitt shares. If any of your shares are not covered by a valid election, you will be deemed to have made a Mixed Election with respect to such shares.

Q:	Am I guaranteed to receive the form of merger consideration that I request on my election form?

A:	No. Under the merger agreement, the aggregate amount of cash and the aggregate number of Aon shares to be paid or issued to Hewitt stockholders in the merger are fixed. The merger consideration to be paid to Hewitt stockholders making the Cash Election or the Stock Election is subject to automatic proration and adjustment to ensure that the total amount of cash paid and the total number of Aon shares issued by Aon in the merger each represents approximately 50% of the aggregate merger consideration (taking into account the roll-over of Hewitt stock options into Aon stock options). Therefore, your election indicates your preference and will be accommodated to the extent that the total elections do not exceed the allowances for the cash and stock portions of the aggregate merger consideration.

Q:	What is the deadline for making an election?

A:	The election deadline is 5:00 p.m. NYC time on the date that is two business days preceding the closing date of the merger. Aon and Hewitt will publicly announce the election deadline at least three business days prior to the anticipated election deadline. Your election must be received by Computershare, the exchange agent for the merger, by the election deadline. However, we recommend that you submit your election as early as possible to avoid missing the election deadline.

Q:	What happens if I don’t submit my election by the election deadline?

A:	If you miss the election deadline, you will automatically be deemed to have made a Mixed Election with respect to your Hewitt shares. A letter of transmittal and instructions for use in surrendering stock certificates in connection with the payment of the merger consideration payable upon a Mixed Election will be mailed to you by Computershare after the closing of the merger.

Q:	I received an Election Form and Letter of Transmittal. What do I need to do to make an election with respect to my Hewitt shares?

A.	An Election Form and Letter of Transmittal was mailed to each holder of record of Hewitt shares as of August 16, 2010, the record date for the special meeting of Hewitt stockholders to vote on the merger. In order to make a valid election with respect to your Hewitt shares, you must return a completed, signed and dated Election Form and Letter of Transmittal, together with your Hewitt stock certificates or confirmation of book-entry transfer and certain other documents, to Computershare by the election deadline.

Q:	I did not receive an Election Form and Letter of Transmittal. How can I make an election with respect to my Hewitt shares?

A.	If you did not receive an Election Form and Letter of Transmittal, you either (1) hold your Hewitt shares in “street name” through a bank, broker or other nominee or (2) were not a holder of record of Hewitt shares as of August 16, 2010. If you hold your shares in “street name” through a broker, your broker will make an election with respect to your Hewitt shares on your behalf, in accordance with your instructions. Hewitt employees holding their shares in “street name” in a MSSB retail brokerage account can make their election by calling MSSB at (888) 609-3534 (toll free) or (312) 419-3264 (international). Please follow your broker’s instructions. If no instructions have been provided to you by your broker, or if you have any other questions, please contact your broker.

If you became a holder of record of Hewitt shares after August 16, 2010 and before the election deadline, you may request an Election Form and Letter of Transmittal, together with all other election materials, from Computershare. Please contact Computershare at (877) 282-1168.

Q:	I am a Hewitt employee and I hold my Hewitt shares through Benefits Access at Morgan Stanley Smith Barney. How can I make an election with respect to my Hewitt shares?

A.	If you are a Hewitt employee and hold your Hewitt shares through Benefits Access at MSSB, you will be entitled to make an election with respect to any of your shares that were vested as of the election deadline. In order to make a valid election with respect to any such shares, you must return a completed, signed and dated election form (which has been provided to you by MSSB) to MSSB by 5:00 p.m., Eastern time, on September 16, 2010. For questions, please contact MSSB at (888) 609-3534 (toll free) or (312) 419-3264 (international).

III.	Treatment of Options and Other Equity Awards

Q:	What happens to my Hewitt options?

A:	All Hewitt options will vest immediately prior to the effective time of the merger. Under the merger agreement, all unexercised Hewitt options will be converted into Aon options at the closing. The number of shares of Aon common stock subject to each such converted stock option will be equal to the number of shares of Hewitt common stock subject to such Hewitt option, multiplied by the Exchange Ratio, rounded down to the nearest whole share of Aon common stock. The exercise price per share for each such converted stock option will be equal to the per share exercise price specified in such Hewitt option divided by the Exchange Ratio (rounded up to the nearest cent).

Q.	Will there be any restrictions on exercising options before or after the closing date of the merger?

A.	There will be three-business day option exercise black-out period immediately before the closing date of the merger, and it will take up to eight business days after the closing before the Aon certificates are available for option exercise.

Q:	What happens to my Hewitt restricted stock units in the merger?

A:	Under the merger agreement, each unvested Hewitt restricted stock unit outstanding immediately prior to the merger will become fully vested and will be entitled to receive the Mixed Election payment.

Q:	What if some of my equity awards (such as Hewitt options, restricted stock units or performance share units) are scheduled to vest on September 30, 2010 and the merger closes on or within two business days after that date?

A:	In that case, you will receive the Mixed Election payment for those vested shares, because you will not have been able to make an election with respect to those shares prior to the election deadline (which is two business days prior to the closing date of the merger).

Q:	Am I entitled to vote on the merger with respect to my outstanding Hewitt options, unvested restricted stock units or unvested performance share units?

A.	No. You are only entitled to vote shares of Hewitt common stock held by you as of August 16, 2010, the record date for the special meeting of Hewitt stockholders to vote on the merger. You may not vote on Hewitt options unless they had been exercised for Hewitt shares prior to August 16, 2010, and you may not vote any restricted stock units or performance share units unless they had vested and been settled for shares of Hewitt common stock prior to August 16, 2010.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.